UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*


                       DATA SYSTEMS NETWORK CORPORATION
                               (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)


                                  237891-10-6
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G


CUSIP No. 237891-10-6

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Michael W. Grieves

2        Check The Appropriate Box If A Member Of A Group*         (a) [ ]
                                                                   (b) [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

         USA
                                  5  Sole Voting Power
                                          695,500
         Number Of
         Shares                   6  Shared Voting Power
         Beneficially                     -0-
         Owned By
         Each                     7  Sole Dispositive Power
         Reporting                        695,500
         Person
         With                     8  Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned By Each Reporting Person

         695,500

10       Check Box If The Aggregate Amount In Row (9) Excludes     [ ]
         Certain Shares*

11       Percent Of Class Represented By Amount In Row (9)

         14.3

12       Type Of Reporting Person*

         IN
                     * SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a)        Name of Issuer:
                 DATA SYSTEMS NETWORK CORPORATION (the "Company")

Item 1(b)        Address of Issuer's Principal Executive Offices:
                 34705 West Twelve Mile Road
                 Suite 300
                 Farmington Hills, Michigan 48331

Item 2(a)        Name of Person Filing:
                 Michael W. Grieves

Item 2(b)        Address of Principal Business Office:
                 34705 West Twelve Mile Road
                 Suite 300
                 Farmington Hills, Michigan 48331

Item 2(c)        Citizenship:
                 USA

Item 2(d)        Title of Class of Securities:
                 Common Stock

Item 2(e)        CUSIP No.: 237891-10-6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
                 Not applicable.

Item 4.          Ownership
                 (a)     Amount Beneficially Owned:  695,500

                 (b)     Percent of Class: 14.3%

                 (c)     Number of shares as to which such person has:

                          (i) sole power to vote or to direct the vote - 695,500 (includes 10,000 shares which may be purchased upon exercise of employee stock options as of December 31, 1998)

                           (ii)   shared power to vote or to direct the vote
                                  - 0

                          (iii) sole power to dispose or to direct the disposition of -695,500 (Includes 10,000 shares which may be purchased upon exercise of employee stock options as of December 31, 1998)

                         (iv) shared power to dispose or to direct the disposition of - 0

Item 5.          Ownership of Five Percent or Less of a Class
                 Not applicable.

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person
                 Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By Parent
                 Not applicable.

Item 8.          Identification and Classification of Members of the Group
                 Not applicable.

Item 9.          Notice of Dissolution of Group
                 Not applicable.


Item 10.         Certification
                 Not applicable.



                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 29, 1999



/s/ Michael W. Grieves
Michael W. Grieves